


05006845

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 23 March 2005
RG/rmj6130
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses shareholding in own shares (potentially 20.04% of voting rights)	22 March 2005	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com



"ANDRE FILLIEZ, GIVAUDAN S.A." <AFILLIEZ@bloomberg.net>

22.03.2005 16:03

To: roberto.garavagno@givaudan.com
cc:
Subject: (CRL) GIVAUDAN SAYS IT POTENTIALLY HOLDS 20.04% OF ITS VOTI

GIVAUDAN SAYS IT POTENTIALLY HOLDS 20.04% OF ITS VOTING RIGHTS
2005-03-22 09:22 (New York)

The attached is an image reproduction of a press release issued by Givaudan SA and received via Email. The release was not confirmed by the sender.

Provider ID: 00000492
-0- Mar/22/2005 14:22 GMT

File N°. 12G3-2B-82-5087

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on March 17, 2005, it held 471'592 own registered shares (carrying 6.04% of voting rights), 545'771 put options on own stock (short position, carrying potentially 7.00% of voting rights) and 545'970 call options on own stock (long position carrying potentially 7.00% of voting rights). Total holding carries potentially 20.04% of voting rights.